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Office of the Superintendent of Securities, Service Newfoundland and Labrador TSX Venture Exchange

May 28, 2021

Dear Sirs/Mesdames:

Re: Vizsla Silver Corp. (the "Entity")

We refer to the short form prospectus of the Entity dated May 28, 2021 relating to the short form base shelf prospectus (the "Prospectus"), total offering of $60,000,000.

We consent to being named and to the use in the above-mentioned short form prospectus, of our report dated August 27, 2020, to the shareholders of the Entity on the following financial statements:

a. Consolidated statements of financial position as at April 30, 2020 and 2019; and,

b. Consolidated statements of loss and comprehensive loss, changes in equity and cash flows and the notes to the consolidated financial statements for the year ended April 30, 2020 and 2019.

We report that we have read the Prospectus and all information therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audit of such financial statements. We have complied with Canadian generally accepted standards for an auditor's consent to the use of a report of the auditor included in an offering document, which does not constitute an audit or review of the prospectus as these terms are described in the CPA Canada Handbook - Assurance.

Sincerely,

Chartered Professional Accountants
encls.